Dejour Drills Mancos Gas Test at Kokopelli

Federal 14-15-7-21 Log Confirms Significant Mancos Hydrocarbon Potential

VANCOUVER, British Columbia--(BUSINESS WIRE)— February 09, 2015 Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, reports on current development progress at the Kokopelli Project (“Kokopelli”).

Since the commencement of this phase of Kokopelli in September 2014, Dejour with its operating partner (the “Operator”) have completed the drilling, casing, fracking and testing of the produced water disposal (PWD) well on Pad 21A, vital to the economics of the ongoing Kokopelli production programs. This well is now ready to equip as a disposal well for produced water for all wells expected to be drilled on the Jolley Mesa portion of this south lease at Kokopelli, once associated facilities are in place.

Subsequently, on Pad 21B, less than 500 yards away, the working interest partners successfully drilled and cased 7 Williams Fork wells (Federal 14-15-1-21 through Federal 14-15-8-21) and a single vertical 13600’ Mancos test well (Federal 14-15-7-21) as contemplated in the original 2014 drill program by the Operator.

Logs to date of the Williams Fork indicate production profiles consistent with existing current production. Logs of the Mancos section encountered in the last well indicate the presence of gas throughout this deeper zone. Data continues to be interpreted with additional cased-hole logs to be run in February.

With this drill phase now at a close, comprehensive fracking, completion and tie in options are now being assessed by the Operator. Production rates of the entire suite of wells will be established once the wells are on line.

Dejour owns an ongoing 25% working interest in the Kokopelli Project. The successful establishment of gas from high pressure Mancos could add significantly to both the production profile of the entire project and the value of the total Kokopelli resource.

“The findings to date related to the Mancos section at Kokopelli creates the potential for a multi-zonal resource to highlight this Colorado-based holding. Under the Operator’s stewardship, this developmental phase of the Kokopelli Project has moved according to plan and Dejour is now positioned to benefit from a most attractive 12 well U.S. production base with the ability to expand as the gas price dictates. There are currently 208 undrilled locations in the Williams Fork, alone, on this 2200-acre property, prior to any lease expansion. Completion success of this Mancos well is expected to increase that number and demonstrably increase the deliverable resource,” stated Robert Hodgkinson, CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (43,500 net acres) and Peace River Arch regions (16,222 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Forward-looking information in this news release includes, but is not limited to, statements about the nature and content of the Kokopelli Project, the estimated timing and amounts of future expenditures of the 2015 development program, the successful implementation of the new drill pads and the estimated timing for the final project budget.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com
or
Craig Allison, 914-882-0960
Investor Relations- New York
callison@dejour.com